OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

REVOHLOO, INC.

5710 E. Tropicana Ave #2046
Las Vegas, NV 89122

https://www.revohloo.com

14925 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 159,701* shares of common stock ($106,999.67)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 14926 shares of common stock ($9,999.75)

Company	Revohloo, Inc.
Corporate Address	5710 E. Tropicana Ave. #2046 Las Vegas NV 89122
Description of Business	Interactive Music Video Streaming Service
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.67
Minimum Investment Amount (per investor)	$100.50

<u>Perks</u>*

$100.50+ A Personal Monetized Verified Page on Revohloo.com

$5,000+ VIP Access on the set of a Professional Revohloo Shoot.

$50,000+ We'll Produce a Professional Revohloo for your Artist.

**All perks occur after the offering is completed*

<u>The 10% Bonus for StartEngine Shareholders</u>

Revohloo, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.67 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 100 shares for $67. Fractional shares will not be distributed and share bonuses will be determined by

rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description Of Business:

Revohloo, Inc. is developing **Interactive Music Video Technology and Streaming Music Video Platform** to help **"Recording Artists & Rights holders"** create unique experiences for **FANS**, our technology is designed to increase engagement of their Music Video Entertainment (MVE) and considerably increase their **ROI** of their MVE Products and other related IP.

Revohloo is responding directly to the complaints and general dissatisfaction from both Major & Independent Recording Artists & Rights holders which they have expressed, regarding the fact that many of them are seeing very little revenue if any, from their streaming music video entertainment.

Revohloo see’s this as opportunity and a problem worth solving. We have a viable #solution, a **Revohloo'tionary New Product and Business Model** which favors Artists & Rights holders compensation.

The music industry is looking for innovative and viable digital products and services to monetize their IP.

Revohloo has also created **M.A.P.’s**, or Monetized Artists Pages, with multiple roads artists can take to earn revenue! Starting with 100% of standard music video ad-revenue and 50% of Revohloo ad-revenue. Artists also earn money by driving fan traffic to their page, plus with one click, artists can collect donations from loyal fans! Every MAP comes with an ad-space, which artists can use to promote themselves or even sell ads on their page and keep 100% of the revenue!

AdDefender for Revohloo is designed to increase the value of our interactive music technology.

Developed to defend against lost marketing and revenue generating opportunities for

both advertisers and content owners due to ad-Blocking technologies, AdDefender **guarantees advertisers 100%** fill rates and the best opportunity to reach their target markets. AdDefender empowers "premium content creators" to increase opportunities to monetize their music video entertainment via upfront ad deals. Revohloo is very powerful when powered by AdDefender!

AdDefender stiches Ads (pre-roll vides) into the Revohloo (interactive music video) and delivers one (file) package of content to the viewer, **Defending against Ad-Blocking Technologies** and giving Revohloo a very **Unique Market Advantage.**

Sales, Supply Chain, & Customer Base:

Revohloo is an Ad-Supported (vide *o*) Product & Service. Advertising how Revohloo generates revenue, specifically via placement of Pre-Roll Video Ads in front of Video Content viewed on our platform. Our customers are Advertisers, Artists & Right holders who leverage our technology to create, upload and license Revohloo video content for **Monetization.**

Competition:

Our direct competitors are YouTube, Vevo and the Standard Music Video.

Liability and Litigation:

Revohloo, Inc. is currently not involved with or know of any pending or threatening litigation against the Company. Nor has the Company or any of its principals involved in, or been involved in, any court or administrative proceedings for violating the provisions of state or federal securities laws or the rules of any national securities exchange or self-regulatory organization.

Previous Entity:

REVOHLOO, INC. was previously, REVOHLOO STUDIOS, INC. The Company which know known as REVOHLOO, INC. was originally formed in September of 2013. In September of 2015 we failed to file our annual list of officers due to an oversight, which resulted in our business entities filing status becoming delinquent and subsequently revoked, due to nonpayment of our state filing fees. When we updated our list of officers and entity status in March of 2017 we decided to use the opportunity to re-brand the Company as REVOHLOO, INC. REVOHLOO is a unique word we created, plus it made sense to shorten the name of the company. Some of the most successful internet companies in the world have 2 or 3 syllables in their name. We transferred all the assets and liabilities from Revohloo Studios, INC. to REVOHLOO,INC. continuing to work with the same stake holders.

The team

Officers and directors

Glen "Tracy" DeBarros	Founder/CEO/Hustler
Gerardo Melendrez	Co Founder/CTO/Magician
Robbie DeBarros	Treasurer/Director

Glen "Tracy" DeBarros
Founder and Inventor of Revohloo, INC's, Patent pending interactive music video technology and the driving force leading the company, with a 20 year professional background primarily in the music and entertainment industry and a passion for technology and business model development. Tracy is a serial entrepreneur, as an artists, then promoter, street team manager, indie record label owner, executive producer, artist manager, concert & night club promoter, general manager and now a technology company founder with experience managing teams of up to 35 individuals. Tracy has been managing Revohloo, INC. and its previous entity Revohloo Studios, INC. since 2013 Tracy founded Revohloo without the advantage of a technical degree, it took time for Tracy to find a qualified technical co-founder who also 100% believed in the technology Revohloo's developing. Tracy's responsible for developing Revohloo, INC's disruptive business model.

Gerardo Melendrez
CTO/Co-Founder of Revohloo, a unique premium consumer music video platform since July 2014. Gerardo currently employed with Boyd Gaming Corporation, a Hotel, Casino, Gaming organization. his current position which he has held since February 2014 is Senior software Developer. Senior. NET Software Developer with 20 years of experience in a wide variety of business and consumer applications involving different industries, from manufacturing and high-volume transnational payment processing applications to casino management and mobile gaming. He is a Microsoft Certified Professional Developer (MCPD) and writes a blog called .NET Tips And Tricks with emphasis in hard-to-find solutions to problems regarding development using the Microsoft technology stack.

Robbie DeBarros
Treasure and Director of Revohloo, Inc. since inception, Robbie is a financial professional with over 30 years working in the financial and Banking Sector. She's currently working for Santander Bank, a well known financial institution as CTR Manager, Robbie has been work at the Bank Since July of 1999 Robbie owns the second largest residential property in Brockton, MA. and is trusted by all those who know her.

Number of Employees: 6

Related party transactions

Revohloo, Inc. has not conducted any related party transactions

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective**

pending USPTO approval. We have 1 patent pending. We believe the most valuable component of our intellectual Property. Once an inventor has filed a patent application, they can mark their invention as "patent pending" before they show it off to manufacturers This reduces the chance that your idea will be stolen because few manufacturers want to risk being hit with patent infringement lawsuits in the future. But until the patent is issued by the United States patent and Trade mark Office Revohloo runs the risk of NOT being issued a patent to protect out competitive advantage.

- **Revohloo, Inc. is a startup company.** Revohloo, Inc currently has no revenues. If you are investing in this company, it's because you think our "Interactive Music Video Technology" is a good idea, that Revohloo, Inc. will be able to secure the intellectual property rights to our "Interactive Music Video Technology" and that the company will secure the exclusive rights and protection from the USPTO, and that we will be able to successfully market, and license our "Interactive Music Video Technology", and that we can price it right and sell it to enough people so that the company will succeed. We have yet to license to a Major Artists or Rights holder and we plan to market our "Interactive Music Video Technology." Further, we have never turned a profit and there is no assurance that we will ever be profitable Investing in startup companies is a very risky business, but can be very rewarding if and when the investments do pay off. The rise of mobile technology and innovations, such as cloud computing, the sharing economy, and bitcoin, has helped to spur this latest round of tech entrepreneurship. The majority of new companies or products simply do not make it, so the risk of losing one's entire investment is a real possibility. The ones that do make it, however, can produce very high returns on investment. Read more: The Risk And Rewards Of Investing In Startups (GOOG) | Investopedia http://www.investopedia.com/articles/personal-finance/041315/risk-and-rewards-investing-startups.asp#ixzz4wY2Uh1K6
- **You can't easily resell the securities.** You will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.
- **Our Financial Review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going

concern for a reasonable period of time.

- **Any valuation of Revohloo, Inc. at this stage is pure speculation.** Business valuation is a process and a set of procedures used to estimate the economic value of an owner's interest in a business. Valuation is used by financial market participants to determine the price they are willing to pay or receive to affect a sale of a business. No one at Revohloo, Inc. is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Revohloo, Inc's business projections at are only estimates.** There can be no assurance that the Revohloo, Inc. will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and our "Interactive Music Video Technology" services at a level that allows the company to make a profit and still attract business.
- **Licensing** The legalities of music licensing is a reason why a music technology startup may fail. While the process may seem clear, the difference between commercial music and non-commercial music can be difficult to pinpoint. The Company may be unable to secure licensing/publishing deals with Major Recording Artists and Record labels. Licensing is a major issue and hurdle we must overcome, in order for the company to become successful enough to allow investors to to see a positive ROI.
- **Competition** A competitor may develop a technology superior to ours or a similar technology which can potentially end up diminishing interest from potential customers and/or rendering the companies technology obsolete. We believe our technology creates value for artists and rights holders so others with superior capital resource may try to beet us to market.
- **Security breaches and Consumer confidence.** A data breach is an incident in which sensitive, protected or confidential data has potentially been viewed, stolen or used by an individual unauthorized to do so. Data breaches may involve personal health information (PHI), personally identifiable information (PII), trade secrets or intellectual property. Significant and/or continuous security breaches may diminish or destroy investor and consumer confidence and continued interest in the company. These adverse conditions could affect the Company's financial condition and the results of its operations.
- **Dissolution of Previous Entity.** REVOHLOO, INC. was previously, REVOHLOO STUDIOS, INC. REVOHLOO, INC. was originally formed in September of 2013. In September of 2015 we failed to file our annual list of officers due to an over site, which resulted in our business entities filing status becoming delinquent and subsequently revoked, due to nonpayment of our state filing fees. When we updated our list of officers and entity status in March of 2017 we decided to use the opportunity to re-brand the Company as REVOHLOO, INC. We transferred all the assets and liabilities from Revohloo Studios, Inc. to REVOHLOO, INC. and continue to work with the same stake holders.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Glen Nelson DeBarros, 82.02% ownership, Common Stock

Classes of securities

- Common Stock: 50,295,000

  Common Stock The Company is authorized to issue up to 75,000,000 shares of common stock. There are a total of 50,295,000 shares currently outstanding.

  Voting Rights At all meetings of shareholders, every shareholder entitled to vote, and shall have the right to vote in person or by proxy, on each matter to come before the meeting, the number of shares standing in his or her own name on the stock records of the corporation. There shall be no cumulative voting.

  Notice of Special Meeting Called by Shareholders. Upon written request of shareholders in accordance with Section 1.2 of these Bylaws, the shareholders may request that the corporation call a special meeting of shareholders. Within 30 days of such a request, it shall be the duty of the Secretary to give notice of a special meeting of shareholders to be held on such date and at such place and hour as the Secretary may fix.

  Dividend Rights (*include if applicable*)

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of

any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of "Common Stock", you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Revenue: neither Revohloo, Inc. *or the previous entity* **Revohloo Studios, Inc.** has yet generated any revenues, we have only invested in building our platform. The Company does not anticipate generating until we have completed the building and delivery of our product (interactive music video platform), which we do not anticipate occurring until some time during **Q3 of 2018.**

We anticipate we can continue without revenue generation for the next 6 (six) months.

Expenses: from our date of inception of Revohloo, Inc. in March 2017, Revohloo, Inc. has spent twelve thousand four hundred and ninety one dollars ($12,491.00) this money came from investment made by our team, family friends. The company incurred the following expenses Patent process payment $ -2,500, plus miscellaneous expenses of $ -9,991.00 the ordinary expenses totaled $ -12,491

Prior to rebranding the Company in March of 2017, Revohloo, Inc. was incorporated as **Revohloo Studios, Inc.**

Year ended December 31, 2016: During 2016 the company incurred the following expenses Patent process payment $ -2,500, plus ordinary expenses of $ -2,684 the ordinary expenses totaled $ -5,184

Year ended December 31, 2015: During 2016 the company incurred the following expenses Patent process payment $ -3,000, plus or expenses of $ -4,781 the ordinary expenses totaled $ -7,781

Financial Milestones

Revohloo is investing for continued growth of the brand, and is generating size-able net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $50 million, $100 million and $150 million, respectively. We believe that Revohloo, Inc. will generate a positive net income beginning in 2019.

Revohloo, Inc. plans to generate Revenue by partnering with TOP Tier recording artists and record labels with large fan bases looking to generate significant revenue with their music based IP, specifically their music Video entertainment.

Our projections for 2018: Fund the Production, Marketing and Distribution (bandwidth) of 50 Revohloo (interactive music videos) if we can manage meet our goal of funding & producing 50 Revohloo music videos within our *first yea*r and only manage to generate **25% of the Projected GROSS Revenue** our gross annual revenue will still be an estimated **46.8 Million. for 50 Revohloos' - Assuming we can manage meet our goal of funding & producing 50 Revohloo music videos within our *first yea*r and only manage to generate 12.5% of the Projected GROSS Revenue our gross annual revenue will still be an estimated 23.4 Million. for 50 Revohloos'**

This example below shows estimated revenue projections for one Revohloo.

500 Million +++++ **Total Views** with a **Ad 50% Fill Rate** = 250,000,000 Paid Ad Impressions.

An estimated $15 CMP (Per 1000 Ad Impressions) = $15,000 (Per Million Ad Impressions).

250,000,000 (Paid views) 250 X $15,000 (Per Million Ad Impressions)

The Revenue Share is 50/50, with Projected Gross Revenue of **$3,750,000.00 per/Revohloo**

The Artists and Right holders earn 50% of the Gross Revohloo; an estimated **$1,875,000.00**

Revohloo, Inc. share covers the three main expenditures Bandwidth, Marketing, Production.

$1,875,000 to the and after bandwidth, marketing accounting etc...

Revohloo would earn an estimated **$1 Mil dollars per Revohloo.**

Our projections for 2019: Fund the Production, Marketing and Distribution (bandwidth) of 100 Revohloo (interactive music videos) if we can manage meet our goal of funding & producing 100 Revohloo music videos within our *second yea*r and only manage to generate **25% of the Projected GROSS Revenue** our gross annual revenue is an estimated **$93.6 Million. for the Production, Marketing & Distribution of 100 Revohloos'**

Our projections for 2020: Fund the Production, Marketing and Distribution (bandwidth) of 150 Revohloo (interactive music videos) if we can manage meet our goal of funding & producing 150 Revohloo music videos within our *third year* and only manage to generate **25% of the Projected GROSS Revenue** our gross annual revenue is an estimated **$140.4 Million. for the Production, Marketing & Distribution of 150**

Revohloos'

Liquidity and Capital Resources

Since its inception in 2017, Revohloo, Inc. has made personal investments totaling Eighty Five Hundred Dollars in effort to continue building our product and for cost associated with this Reg CF offering. If the company is successful with this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances', or any other method available to the company.

The use of the Minimum and Maximum net proceeds of this offering; assuming we reach our **minimum target** of Ten Thousand Dollars $10,000.00, the Company intends to use the net proceeds to increase our marketing investment of this offering in effort to reach a larger number of potential investors and increase our overall raise. Assuming we reach our **maximum target** of One Hundred and Seven Thousand Dollars $107,000.00, we plan to invest Thirty Thousand Dollars $30,000.00 to redesign and skin the current mobile web version of our product into a **Hybrid Mobile App**, which will look and feel like a native App. We also plan to invest Twenty Thousand Dollars $20,000.00 into content creation, we've partners with several well know Directors who believe in our product See and have direct connections with Major Recording Artist, we believe this effort will drive a high volume of traffic to our Newly Skinned Hybrid Mobile App. With the new hybrid mobile app skinned, and high quality content created the next major expenditure will be Fifteen Thousand Dollars $28,000.00 for Marketing, the remainder of the raise an estimated Twenty Eight thousand Dollars $15,,000.00 will be allocated to cover Bandwidth, and Working Capital for thing like our CPA review in order to continue raising via this Reg CF.

Indebtedness

Revohloo, Inc. has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$33,697,650.00

The Founder and Inventor of our Patent pending technology in effort to create potential value for Revohloo, Inc. did assign any and all rights to the pending patent and any resulting Intellectual property which could give Revohloo a competitive advantage and create value for the company. The Founder & CEO Glen "Tracy" DeBarros is principal holder of 82% of the current common shares issued. and 55% of the total number of authorized shares, allowing Tracy to maintain controlling interest REVOHLOO, INC. The company will need to raise funds in the future in effort to scale the business. Technology companies, even more so streaming companies today like

Revohloo, are also Media Companies who need to create content, this requires large investments. the current share price will help Revohloo raise the capital necessary to achieve this goal. We plan to partner with Major Recording Artists, this will require revenue. The current valuation will allow Revohloo to raise the necessary funds to create the necessary partnership and content, which is how we will generate positive returns for Revohloo investors. Our valuation is also based on our stated revenue projection in the financial section, under milestones assuming we generate 12.5% of our projected revenue Revohloo, INC could generate $23.4 million dollars.

USE OF PROCEEDS

	Offering Amount Sold*	**Offering Amount Sold***
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
Start Engine Fees (6% total fee)	$600	$6420
Professional Fees	$2000	$7000
Net Proceeds	$7400	$93,580
Use of Net Proceeds:		
Front-end Design		$30,000
Content Creation		$20,000
Bandwidth		$15,000
Marketing	$6000	$15,000
Working Capital	$1,400	$13,580
Total Use of Net Proceeds	$10,000	$107,000

** Total numbers are estimates, final amounts may be subject to change for the*

avoidance of fractional shares.

Revohloo, Inc. is currently seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $107,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $94,000 over the course of that time as follows:

We plan hire Maker monster dotcom to help build out our front-end allowing us to launch our product out of beta we have a quote for this job of thirty thousand dollars. $30,000.00.

We also plan to use 20% or roughly twenty thousand dollars $20,000.00 of the proceeds to create Revohloo content we've partnered with several directors with relationships with artists to create Revohloos' (interactive music videos).

We plan to use 15% or fifteen thousand dollars $15,000.00 will be set aside to cover bandwidth cost, this expenditure will be relative to our earnings, because if we are paying 15K for bandwidth we are generating millions of streams and monetization opportunities.

We plan to spend roughly 15% on marketing, we've engaged Hawke Media a LA based company which provides out sourced CMO services.

The remaining funds shall be allocated to working capital, office experiences i.e. rent, local high speed internet, office supplies, fuel etc!

If Revohloo, Inc only manages to reach our minimum goal of ten thousand, we will invest an additional six thousand into marketing an attempt to increase our raise.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

Revohloo, Inc. has not previously failed to comply with Regulation CF.

Annual Report

Revohloo, Inc. will make annual reports available on its corporate website https://www.revohloo.com in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR REVOHLOO, INC.

[See attached]

REVOHLOO, INC.

&

REVOHLOO STUDIOS, INC. (RSI)
(Previous entity)

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
December 31st, 2017

REVOHLOO, INC. + REVOHLOO STUDIOOS, INC. (RSI)
Index to Financial Statements
(Unaudited)

Revohloo, Inc.

Balance Sheet

March 2017 to December 2017

Assets	
Current Assets	
Receivables	$ 18,908
Cash	$ -179
Other	$ -416
Current Assets total	**$ 18,318**
Total Assets	**$ 18,318**
Liabilities	
Current liabilities	
Payables	$ 23,274
Loan	$ 4,000
Current liabilities total	**$ 27,274**
Stockholders Equity	
Common stock, par value $0.001	
75,000,000 shares authorized: 50,295,000 issues and	
Outstanding, as of December 2017 : 50,295,000	
Shares	$ 51,371
Paid-in Capital	$ 58,898
Accumulated deficit	$-118,224
Stockholder equity total	**$ -8,956**
Total liabilities & stockholders equity	**$ 18,316**

NOTE 1 – NATURE OF OPERATIONS

REVOHLOO, INC was formed on March 7, 2017 in the State of Nevada. The balance sheet of REVOHLOO, INC. (which may be referred to as the "Company", "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas Nevada.

REVOHLOO, INC. The Company is developing and deploying interactive music video technology applications, technologies and a platform for recording artists and rights holders to offer fans interactive music video entertainment and also monetized their IP. The Company is also be developing and deploying a system and method for guaranteeing advertisers 100% (one hundred percent) fill rates. The Company is developing an online platform, with a social layer to deliver these products and services to (end-users) viewers.

REVOHLOO, INC. was previously, REVOHLOO STUDIOS, INC. The Company know known as REVOHLOO, INC. was originally formed in September of 2013. In September of 2015 we failed to file our annual list of officers due to an oversite, which resulted in our business entities filing status becoming delinquent and subsequently revoked, due to nonpayment of our state filing fees. When we updated our list of officers and entity status in March of 2017 we decided to use the opportunity to rebrand the Company as REVOHLOO, INC. We transferred all the assets and liabilities from Revohloo Studios, Inc. and continue to work with the same stake holders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: 1. The Company may be unable to secure licensing deals with Major Recording Artists and Record labels. 2. The Companies pending patents may not be granted diminishing our ability to defend our technology from competitors. 3. The Company may not be able to secure the necessary funding to continue the development of our technologies. 4. A competitor may develop a technology superior diminishing interest from potential customers and/or rendering the companies technology obsolete. 5. The sudden death of the CEO and/or CTO may result in the company inability to continue operating.
6. Unforeseen litigation. 7. The Company may not be able to sell enough advertising to generate sufficient revenue to sustain operation. 8. Significant and/or continuous security breaches may diminish or destroy investor and consumer confidence and continued interest in the company. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from an Artists creates Revohloo (interactive music videos) the company earns 50% of the ad revenue generated when an artist's creates a Revohloo. The company also monetizes Standard Music Video content with Pre-roll Ads and earns 50% of the ad revenue if an artists fails to create a revohloo. Revenue will be recognized when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 75,000,000 shares of our common stock with par value of $0.001. As of March 7th the Company has authorized 50,295,000 total shares.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after March 7th, 2017 through December 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

Revohloo, Inc.

Profit & Loss

March 2017 to December 30 2017

Ordinary Income / Expenses	
Ordinary income	$ 0
Ordinary expenses	
Patent	$ -2,500
Miscellaneous	$ -9,991
Ordinary expenses total	**$ -12,491**
Net income / Loss	**$ -12,491**

Revohloo, Inc.

Statement of Stockholders equity

March 2017 to December 2017

Statement of Stockholders Equity

	Common Stock		Pain-in	Accumulated	Stakeholders
	Shares	Amount	Capital	Decifit	Equity
January 2017	**50,294,000**	**$50,271**	**$57,998**	**$-105,733**	**$ 2,535**
Shares	1,000	$ 100			$ 100
Paid-in Capital			$ 900		$ 900
Accumulated deficit				$ -12,491	$ -12,491
November 2017	**50,295,000**	**$50,371**	**$58,898**	**$ -118,224**	**$ -8,956**

Revohloo, Inc.

Cash Flow

March 2017 to December 2017

Cash Flow	
Ordinary activities	
Net income / loss	$ -12,941
+/- changes in receivable	$ -559
+/- Changes in Payables	$ 11,900
+/- Changes in investments	$ 1,000
Total Ordinary activities	**$ -149**
Cash January 2017	**$ -25**
Total ordinary activities	**$ -149**
Cash December 2017	**$ -174**

Revohloo Studios, Inc.

Balance Sheet

January 2016 to December 2016

Assets	
Current Assets	
Receivables	$ 18,349
Cash	$ -25
Other	$ -416
Current Assets total	**$ 17,908**
Total Assets	**$ 17,908**
Liabilities	
Current liabilities	
Payables	$ 15,373
Current liabilities total	**$ 15,373**
Stockholders Equity	
Common stock, par value $0.001	
75,000,000 shares authorized: 50,295,000 issues and	
Outstanding, as of December 2016 : 50,294,000	
Shares	$ 51,271
Paid-in Capital	$ 57,998
Accumulated deficit	$-105,733
Stockholder equity total	**$ 2,535**
Total liabilities & stockholders equity	**$ 17,908**

Revohloo Studios, Inc.

Profit & Loss

January 2016 to December 2016

Ordinary Income / Expenses	
Ordinary income	$ 0
Ordinary expenses	
Patent	$ -2,500
Miscellaneous	$ -2,684
Ordinary expenses total	**$ -5,184**
Net income / Loss	**$ -5,184**

Revohloo Studios, Inc.

Statement of Stockholders equity

January 2016 to December 2016

Statement of Stockholders Equity

	Common Stock		Pain-in	Accumulated	Stakeholders
	Shares	Amount	Capital	Decifit	Equity
January 2016	**50,293,000**	**$50,171**	**$57,098**	**$ -100,549**	**$ 6,719**
Shares	1,000	$ 100			$ 100
Paid-in Capital			$ 900		$ 900
Accumulated deficit				$ -5,184	$ -5,184
December 2016	**50,294,000**	**$50,271**	**$57,998**	**$ -105,733**	**$ 2,535**

Revohloo Studios, Inc.

Cash Flow

January 2016 to December 2016

Cash Flow

Ordinary activities

Net income / loss	$ -5,184
+/- changes in receivable	$ -2,392
+/- Changes in Payables	$ 6,563
+/- Changes in investments	$ 1,000
Total Ordinary activities	**$ -13**

Cash January 2016	**$ -12**
Total ordinary activities	**$ -13**
Cash December 2016	**$ -25**

Revohloo Studios, Inc.

Balance Sheet

January 2015 to December 2015

Assets	
Current Assets	
Receivables	$ 15,957
Cash	$ -12
Other	$ -416
Current Assets total	**$ 15,529**
Total Assets	**$ 15,529**
Liabilities	
Current liabilities	
Payables	$ 8,810
Current liabilities total	**$ 8,810**
Stockholders Equity	
Common stock, par value $0.001	
75,000,000 shares authorized: 50,295,000 issues and	
Outstanding, as of December 2015 : 50,293,000	
Shares	$ 51,171
Paid-in Capital	$ 57,098
Accumulated deficit	$-101,549
Stockholder equity total	**$ 6,719**
Total liabilities & stockholders equity	**$ 15,529**

Revohloo Studios, Inc.

Profit & Loss

January 2015 to December 2015

Ordinary Income / Expenses	
Ordinary income	$ 0
Ordinary expenses	
Patent	$ -3,000
Miscellaneous	$ -4,781
Ordinary expenses total	**$ -7,781**
Net income / Loss	**$ -7,781**

Revohloo Studios, Inc.

Statement of Stockholders equity

January 2015 to December 2015

Statement of Stockholders Equity

	Common Stock		Pain-in	Accumulated	Stakeholders
	Shares	Amount	Capital	Deficit	Equity
January 2016	**50,005,500**	**$49,882**	**$42,886**	**$ -92,768**	**$ 0**
Shares	287,500	$ 289			$ 289
Paid-in Capital			$14,212		$ 14,212
Accumulated deficit				$ -7,781	$ -7,781
December 2016	**50,293,000**	**$50,171**	**$57,098**	**$ -100,549**	**$ 6,719**

Revohloo Studios, Inc.

Cash Flow

January 2015 to December 2015

Cash Flow	
Ordinary activities	
Net income / loss	$ -7,781
+/- changes in receivable	$ -15,957
+/- Changes in Payables	$ 8,810
+/- Changes in investments	$ 14,500
Total Ordinary activities	**$ -428**
Cash January 2015	**$ 416**
Total ordinary activities	**$ -428**
Cash December 2015	**$ -12**

I, Glen DeBarro (Print Name), the President/CEO (Principal Executive Officers) of Revohloo, INC (Company Name), hereby certify that the financial statements of Revohloo, INC (Company Name) and notes thereto for the periods ending January 2015 (beginning date of review) and December 2017 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $ Ø ; taxable income of $ Ø and total tax of $ Ø .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12-31-17 (Date of Execution).

[signature] (Signature)

President/Director (Title)

12-31-17 (Date)

I, Glen DeBarro (Print Name), the President/CEO (Principal Executive Officers) of Revohloo, INC (Company Name), hereby certify that the financial statements of Revohloo, INC (Company Name) and notes thereto for the periods ending January 2015 (beginning date of review) and December 2017 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $ Ø; taxable income of $ Ø and total tax of $ Ø.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12-31-17 (Date of Execution).

[signature] (Signature)

President/Director (Title)

12-31-17 (Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Diana C.

Revohloo is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

Revohloo

Interactive Music Video Technology.

Small OPO · Las Vegas, NV · Consumer Internet · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



Revohloo

Revolutionizing Music Video Entertainment

Invest in Revohloo

All recording artists dream of their music videos going viral. Internet virality has the power to generate new fans, recording contracts, sponsorships, and, of course, revenue. Today, being viral is a mark of success-- a highlight of any artist's career.

Back in the day, the path to fame was long and full of middlemen. Artists had to play as many local gigs as possible, and network heavily with prospective producers before they could even create a music video at all. Then, if they were one of the lucky few, that music video may have been played on MTV or VH1, two channels that made music videos a product no artist or fan can do without.



Revohloo
JD Films
Director
1.18.18
Directors Reel
1,000,001 VIEWS
GIF.
1 of each section to create a Revohloo
GOT IT
RANDOM

Networks like **MTV** and **VH1** not only opened doors for recording artists but have set the **precedent for music video entertainment**. Even years after a music video has premiered for the first time, fans tuned into these networks to re-watch their favorite music videos. Since the advent of the Internet, the music industry has been turned on its head, seeing both positive and negative effects.

For artists, the opportunity to self-produce, self-promote and engage directly with fans is at a level never imagined twenty years ago. This means that people who never thought they had a chance of making it can pursue their dreams and create music for people all over the world to enjoy.

An unfortunate reality, however, is that the market has become oversaturated. More artists are producing original content now than ever before, making virality more challenging. Streaming services make music monetization difficult, as fans can find their favorite music for free.



Revohloo
JD Films
Director
1.18.18
Directors Reel
1,000,001 VIEWS
GIF.
Check out this interactive music video created on #Revohloo!
RANDOM
CREATE

Artists have a problem: **they want to pursue their dreams but need to generate an income**. They can't afford to get lost in the sea of other artists--they have something to say. Revohloo wants to make life easier for artists.

Through **reinventing the method, production, distribution, marketing and monetization of "Music Video Entertainment"** and by developing a new and exciting Music Video Platform called Revohloo or what we call "The Revohloo'tion of Music Video Entertainment," both Artists and Labels have a legitimate opportunity to **earn more money and dramatically increase Fan Engagement.**

We are not talking about **cannibalizing** the current revenue generated via standard music video entertainment. We DO NOT consider Revohloo a **Standard Music Video or YouTube** Killer. We encourage and recognize the NEED for Artists to release their visual content via the normal channels and continue to earn whatever current revenue is available. However once that standard music video peaks, the Revohloo (interactive music video) version can be released via **Revohloo.com** and begin adding REAL VALUE!

Revohloo is an entirely New Product & Revenue Stream. Additionally our product can be leveraged by creative digital content managers and marketers into a powerful engagement and promotional tool, with the potential for contests, product placement and lots more.


Revohloo
The Revolution of Music Video Entertainment

What is Revohloo? Imagine an App that gives Artists the Power to offer Fans, Music Videos with multiple beginnings, middles and endings, an App that gives **FANS** The Power to SELECT one (1) version, from each of four (4) SECTIONS or simply click our Random button and automatically generate an alternate version Fans can begin **Creating & Sharing any 1 of 256 Unique Versions** of an Artists **Official Music Video,** that would be Revolutionary! Well YOU don't have to imagine it, because **THE CREATIVE MINDS** at Revohloo have invented this Engaging Technology.


SHARE 1 OF 256
VERSIONS OF A MUSIC VIDEO
COOL
AWESOME!

Revohloo turns any Artists or Fan into a Super Content Creator, by allowing fans to recreate their official music videos, **artists can extend the life of their visual entertainment by giving their fans the opportunity to recreate their favorite artist content.** When Artists join Revohloo, they can also **Monetize** their **Artists Pages** and generate multiple revenue streams, and it's completely free to JOIN! Revohloo understands the necessity of **creating engaging experiences for fans online** and recognizes the power of the music video, not just as entertainment, but as a powerful and profitable product for Artists and rights holders.

Today with your investment, you can officially become one of the pioneers who along with Revohloo, plan to revolutionize music video entertainment for the betterment of Recording Artists, Rights holders and Hundreds of Millions Fans around the World!

PLEASE, if you have **any questions and/or comments** we'd be grateful if you dropped us a note in the comment section, we look forward to answering all of your questions about Revohloo!

Thank You - Tracy DeBarros, CEO

The Offering

Investment

$0.67/share of Common Stock | When you invest you are betting the companies future value will exceed $33.8M.

Perks*

$100.50+ — If you invest $100.50 you will receive a Personal Monetized Verified Page.
$5,000+ — If you invest $5,000 you will receive VIP Access to watch and appear as an Extra in a Revohloo
$50,000+ — If you invest $50,000, you will receive a Professionally Produced Revohloo.

**All perks occur after the offering is completed*

This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

"We just want to make better music video entertainment...." - Tracy DeBarros, Founder and CEO of Revohloo

Letting Artists "Play For Keeps"



Bringing Fans and Artists Together



An Overwhelming Number of Artists Are Not Making Enough Money

Digital media is one big Catch-22 for artists. Thanks to streaming technology and social media, recording artists have the opportunity to build a large audience. But this benefit also creates over saturation - with more artists on the web making music, the harder it is to stand out and build a loyal community of fans.

Revohloo understands this at a fundamental level. **The mission at Revohloo is to "Create Value for Artists & Rights holders" with a new music video entertainment technology,** a new digital experience for fans. Creative artists and rights will be the first to capitalize on new media technology. Rather than getting lost in an endless sea of similar content.

Revohloo is a technology company, and The Creative Minds Building The Next Generation of Music Video Entertainment. The Great Super-Power of Revohloo is the power of interaction. **Fans** will soon have the power to create multiple versions of their favorite artists music videos, and even earn a few bucks for sharing those Revohloo (music videos) with their Friends via Social Media. So when an Artists creates a Revohloo, they also create an incentive for fans to engage and share their Music Video Entertainment, an as a result help artists grow their fans base and generate more revenue!


CREATE
GREAT EXPERIENCES
+ They Will Come Back



Denzel Whitaker

Revohloo.com

CHIEF CREATIVE OFFICER


How do musicians make money?
Writer/Publisher Mechanical Royalties
Every time a song is sold as a CD, downloaded on a digital music retail site, or streamed through services like Spotify and Rdio, you are owed a mechanical royalty which should be collected by the publisher and paid (50%) to the composer.
The publisher is like your song manager. Their job is to collect all royalties owed to you and they should actively try and place your music in TV, films, advertising, etc. For this they take a fee of typically 50% of the generated revenue.
Recording Artist Mechanical Royalties
Artists are paid royalties usually somewhere between 8% and 25% of the suggested retail price of the recording.
If you are self-producing and have no publisher, you are in theory paying yourself the recording artist mechanicals.
Synchronization Rights and Royalties
The synchronization royalty is paid to songwriters and publishers (via a PRO: ASCAP/BMI/SESAC) for use of a song as background music for a movie, TV show, or commercial.
Many companies demand a 100% flat rate buyout of all your songwriting/publishing rights. This means you give up ownership of your music and any performance royalties go to the TV show/advertisement agency. This trend is very common in the video game industry.
dubspot
blog.dubspot.com

LICENSING

Revohloo is working to ensure rights are administered on a video-by-video basis and proper content licensing rules, systems and methods are in place to efficiently and effectively identify and compensate Artists & Right holders." - **Hakim Mulraine** Chief Legal Counsel, Revohloo

A FEW ACCOMPLISHMENTS...

- Successfully built, tested, and launched a Beta version of our technology and platform which has enabled us to learn and iterate.
- Currently we have on-boarded over 140 Artists, Groups and Bands.
- Generated considerable buzz and interest in our technology and business model from major players in the music industry. (Everyone is waiting for our App)
- A non-provisional patent, currently in the final phase of the process.
- Developed a Disruptive Business Model which favors Artists and Rights holders compensation.
- Successfully integrated Monetization of Mobile/Desktop Ads.
- Assembled a dedicated and honest team.

GROWING EVERYDAY!

Thanks to a loyal community of Artists, Music Fans, Innovators, Record Labels and Executives, Revohloo is quickly emerging as a leader in the world of music video technology, an is set to **positive**ly disrupt the music video space, an act which we refer to @Revohloo as **+Disruption**



Revohloo

FEATURED ARTISTS



Da Deacon


A Revolution in Music Video Entertainment
Revohloo

Mason Reed


Call Me... MICHAEL JACKSON
DA DEACON
NEW SINGLE
AVAILABLE EVERYWHERE
www.bit.ly/callmemj
@Deacon305

DA DEACON, while his name may be NEW to you, the **hit-maker isn't new to the scene at all!** Da Deacon started behind-the-scenes as a producer for Rap Giants like, **Lil Wayne, Yelawolf, Rick Ross, and Three 6 Mafia.** The Source Magazine has named Da Deacon one of the Top Upcoming MC's to be on the look out for, we're currently in talks to create a Revohloo (interactive music video) with the **HOT Southern Artist!**



Artists **Mason Reed** balances his time between LA and NYC. He can be heard playing local venues throughout Southern California, he was also one of the **First Artists to Join The Revohloo'tion!**

Revohloo is as Disruptive as it is Innovative, both Artists AND Fans are ready to rethink Music Video Entertainment!

WHAT REVOHLOO DOES FOR...

Fans



Artists


DOLLSKIN

In a similar way that artists get "lost in the crowd" online, fans have trouble discovering new independent artists as they often become overshadowed by mainstream performers with millions of music videos and fans. Revohloo is a platform where fans can become familiarized with up and coming artists that they may never have found otherwise--because of how oversaturated digital media has become. Fans already familiar with certain artists on the platform can repurpose their favorite music videos, granting them a new form of creative authority and relationship with artists never thought of before!


Creating a Revohloo is easy!
1. Select one version from each section or click Random Select.
2. Click on Create Revohloo.
Section 1
Section 2
Section 3
Section 4
RANDOM REVOHLOO
CREATE REVOHLOO



Revohloo is EASY & FUN! **Try It NOW!**

Select one version from each section or click the "Random Revohloo" button (the platform will choose 1 of 256 versions)
Click "Create Revohloo" and BOOM! A New Version of your Music Video!
Create and **Share** a Revohloo from your personal *Monetized Verified Page* and even FANS can earn a few BUCKS!

How do Bands like **DOLLSKIN** benefit from joining Revohloo?

Exposure To Wider Audiences Is Critical...
Artists need to be seen and grow, an engaged fan base to elevate their careers. And today, followers and how artists are perceived on social media is everything. On Revohloo, artists have a chance to gain exposure and engage their fans with Interactive Music Entertainment and also to get discovered by new fans.

How much do Artists have to PAY?
There is absolutely ZERO COST for Artists!

New Revenue Streams.

- 100% Net Ad-Revenue* (minus bandwidth) for Standard Music Videos posted on Revohloo.
- 50% Gross Ad-Revenue when an Artist creates and posts a Revohloo (interactive music video) for Fans!
- 50% Gross Ad-Revenue for Driving Fan traffic to their M.A.P. (monetized artist page).
- 97.2% of Donations from Loyal Fans.
- 100% from their Personal Ad-Space.

Creating Value for Artists and Rights holders!


100% MUSIC VIDEO AD REVENUE
50% REVOHLOO AD REVENUE
DRIVING TRAFFIC TO PAGE
ONE-CLICK DONATIONS
AD SPACE



What music fans are saying about Revohloo?

tweepsmap

REVOHLOO WILL FEATURE RICH DATA, AUDIENCE SEGMENTATION, ENGAGEMENT AND DEEP ANALYTICS POWERED BY TWEEPSMAP.

Learn more out about tweepsmap.

Revohloo

Revohloo Can Increase Music Video Entertaiment Revenue

Traditional standard music videos offer fans only one version of a music video, whereas a Revohloo creates a **New Experience Every-Single-Time.** **Revohloo**, creates 256 unique versions of a standard music video for FANS to Enjoy and Share with their Friends and Social Networks.

The actual data that was captured during our beta test and throughout the growth of the platform was integral to understanding the mega potential for Revohloo. We predict a technology that will have a positive effect on the music industry and increase the total number of views of any music video by a factor of two to three times--increased views means increased revenue as well as brand amplification for artists--both independent and mainstream.





Revohloo can increase an Artists music video revenue. The exact numbers depends on several factors, such as CPM rates and total number of views of an Artists content. Artists & Rights holders who partner with Revohloo are **Guaranteed 100%** of the Net Ad-Revenue from Standard Music Videos and 50% of the Gross Ad-Revenue when they create a Revohloo.

A CPM rate is the rate an advertiser is willing to pay per/1000 views of their Ad. Through Revohloo successfully building our brand and reputation we plan to scale our CPM rates, attracting popular and well know mainstream Artists and Labels with the highest possible earnings from music video entertainment and very importantly we can attract **High Quality Advertisers** with real viewers and High Fill Rates.

We believe Revohloo creates huge value for Directors by giving these visual Artists the ability to offer their clients (artists) a new and exciting music video product. Directors can market & sell Revohloo to Artists and charge a FEE for creating a New Revenue Stream for Artists & Rights holders + Directors earn a 10% share of our share of the Ad-Revenue generated for creating a Revohloo. We believe the only way we can truly be successful is by cultivating & stimulating growth throughout **the entire music video entertainment ecosystem.**

We believe Revohloo creates a number of new opportunities for Artists and Rights holders by giving them the ability to further monetize their music video entertainment and also optimizing their fan engagement by giving content hungry fans MORE of their favorite Artist, thus making for **Happy FANS.** The truth is an Artists Fans are their biggest and most important asset. Today Artists are created **ONLINE,** every Artists has or is actively building their own loyal ARMY of Fans. When a Fan creates a Revohloo they become a content creator and there is a sense of ownership of the content, and they will SHARE it with Friends via **Social Media.**

Music Technology Is Disrupting The Music Industry

Music technology has been pushing forward the music industry for decades. From records to cassettes, to CDS, to iPods, and now streaming technology, tech advancements continue to push the music industry into entirely new directions, forcing artists, labels, and fans to transition along with them.

There is now a clear marriage between the tech and music industries, however still a real need for a NEW music video technology that solves the biggest, still unresolved issue: ensuring that indie and growing artists can make generous incomes while not compromising fan engagement. Many artists are suffering due to the proliferation of Ad Blocking technologies.

We Have A Market Advantage With AdDefender!

According to a September 2017 issue of Business Insider, Vevo is set to pull in nearly **$200 million in upfront ad deals** this year, thanks in part to Taylor Swift.

Big brands have been flocking to Vevo--a joint venture between Universal Music Group, Sony Music Entertainment, Abu Dhabi Media and Google-hoping to capitalize on the resurgence of music videos overall, and particularly the TV like events that premieres like that of Swift have become.

Vevo has locked up nearly $200 million in year-long ad commitments this year, after the company shifted its strategy to "upfront" selling, or selling ads like a TV network rather than a web video company.


YOUR AD
NOT HERE
BLOCKED. SORRY.

Another **BIG PROBLEM** Artists are facing is lost income due to the increasingly wide spread use of **Ad Blocking** Technologies. Advertisers are also affected and seeking viable solutions to the problem, because the truth is, they actually want to place their ads with music video content in order to sell there **Products & Services** to a HUGE target market which spans Multiple Demographics.

According to the available data it is estimated that 30% of all Internet users will ad block by 2018

Source: http://www.businessinsider.com/30-of-all-internet-users-will-ad-block-by-2018-2017-3

AdDefender is the latest application developed at Revohloo Inc. and is designed to increase the value of our interactive music technology.

Developed to defend against lost marketing and revenue generating opportunities for both advertisers and content owners due to ad blocking technologies, AdDefender guarantees advertisers near 100% fill rates and the best opportunity to reach their target markets. AdDefender empowers "premium content creators" to increase opportunities to **Monetize their Revohloo Content with upfront ad deals.**

The technology we are developing is Patent pending.

AdDefender Can Monetize Revohloo Content Featuring Major Artists with Upfront Ad Deals

500 Million +++++ Total Views with a **100% Fill Rate*** = 500,000,000 Paid **Upfront Ad Deals**. $15 CMP (Per 1000 Ad Impressions). $15,000 (Per Million Ad Impressions).

500,000,000 (Paid views) 500 X $15,000 (Per Million Ad Impressions) **$7,500,000.00** The Artists and Right holders earn 50% of the Gross **Revohloo Revenue Share is 50/50**

$3,750,000 to the Artists and Rights holders, and after bandwidth, marketing accounting etc... Revohloo would earn an estimated $2 Mil and $200k, or 10% would go to the Director/Editor + their standard FEE!

Revohloo Revenue Without AdDefender

500 Million +++++ **Total Views** with a **50% Fill Rat**e = 250,000,000 Paid Ad Impressions. **$15 CMP** (Per 1000 Ad Impressions) $15,000 (Per Million Ad Impressions).

250,000,000 (Paid views) 250 X $15,000 (Per Million Ad Impressions) **$3,750,000.00** The Artists and Right holders earn 50% of the Gross Revohloo Revenue Share is 50/50.

$1,875,000 to the Artists and Rights holders, and after bandwidth, marketing accounting etc...Revohloo would earn an estimated **$1 Mil** and $100k or 10% going to the Director/Editor + their standard FEE!

How Does Revohloo AdDefender Work?


Ad blocking app downloads: growing fast
90
80
70
60
50
40
30
20
10
0
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017


The same Ad or 4 Different Ad's can be easily inserted into Section AD.
Section AD is NOT Visible to Viewers.
Section AD
Section 1
Section 2
Section 3
Section 4
When a viewer selects a version of Section 1 the Ad is stitched into the Revohloo and a SINGLE UnBlock - able file is served.
Defending against any AdBlocking technology.
Revohloo
AdDefender™
© 2017 Revohloo, Inc. Powered by Patent Pending Technology.

Ad-blocking data is all over the place, if you search you'll discover there are many varying estimates as to the actual percentage of people using Ad-Blocking Technologies. The reason Ad blocking data and technology is so important to Revohloo, is because you may be considering investing in our Company and Revohloo is an Ad-Supported Service, so **Revohloo Generates Revenue Via video Ads....**

We Have An Advantage!

Revohloo AdDefender

© 2018 Revohloo, Inc. Powered by Patent pending technology.


Rev oh loo

What People Are Saying About Us?

"What Revohloo offers Artist & Labels is Monumental! Video is becoming more and more a valuable tool to engage fans! Revohloos' IDEA is an opportunity to Revolutionize Music Video Entertainment!"



- Vince Valholla, CEO, Valholla Entertainment, Inc.

"Revohloo breathes light into an ever evolving and thriving musical medium. What the company strives to do, coupled with its core technology, will continue to extend the life of artists video past its initial debut peak. Revohloo also looks out for both the creators and the consumers. Revohloo is the next music video revolution!"



- Denzel Whitaker, Actor, Director, Producer and Entrepreneur

"I've been Directing Music Videos for over 4 years. Revohloo is creating a different kind of platform for Artists to engage and interact with their FANS! Revohloo is the future of Music Video Entertainment, IT TRULY is Revohloo'tionary!"



- JDFilms, Music Video Director

"Revohloos' core technology is a breath-taking one. It allows artists to create many versions of their music videos the smart way, by just mixing different sections, and with so many combinations, it is amazing! Behind this, Revohloos' main goal is to offer artists many ways to drive traffic and ad revenues. These Revohloos' guys are so smart, they managed to combine creativity with revenue streams."



- Eric Fontaine Serial Entrepreneur, Founder Coconut.co

START OUR ENGINE AND FUND THE REVOHLOO'TION!

ASK US ANY QUESTIONS AND LEAVE COMMENTS IN THE COMMENT SECTION WE LOOK FORWARD TO HEARING FROM YOU!

WHAT WILL WE BUILD WITH YOUR INVESTMENT?


BEFORE
AFTER

VALUE.

© 2018 Revohloo, Inc. Powered by Patent pending technology.

2013



Filed for Our Provisional Patent Application

Took the initiative to file for our provisional patent!

2014



Filed our Non-Provisional Patent Application

Took the the next step in securing our IP and filed for our non-provisional patent application!

2014

Launched Our Beta Platform

Launched the beta version of our platform!

2015

Met With President of Epic Records

Began heavily networking and engaging with big names in the music industry

Spring 2016



Had a Meeting with TPAIN

Began meeting with major recording artists.

2017

Tweepsmap Parnership

Partnership with Tweepsmap to provide deep analytics, audience segmentation and engagement for artists.

2018

Revohloo Launches Campaign on StartEngine

We launch our first OPO via StartEngine!

In the Press

SHOW MORE

Meet the Founders

Glen "Tracy" DeBarros

Founder/CEO/Hustler

Founder and Inventor of Revohloo, INC's, Patent pending interactive music video technology and the driving force leading the company, with a 20 year professional background primarily in the music and entertainment industry and a passion for technology and business model development. Tracy is a serial entrepreneur, as an artists, then promoter, street team manager, indie record label owner, executive producer, artist manager, concert & night club promoter, general manager and now a technology company founder with experience managing teams of up to 35 individuals. Tracy has been managing Revohloo, INC. and its previous entity Revohloo Studios, INC. since 2013 Tracy founded Revohloo without the advantage of a technical degree, it took time for Tracy to find a qualified technical co-founder who also 100% believed in the technology Revohloo's developing. Tracy's responsible for developing Revohloo, INC's disruptive business model.



Gerardo Melendrez

Co Founder/CTO/Magician

CTO/Co-Founder of Revohloo, a unique premium consumer music video platform since July 2014. Gerardo currently employed with Boyd Gaming Corporation, a Hotel, Casino, Gaming organization. his current position which he has held since February 2014 is Senior software Developer. Senior. NET Software Developer with 20 years of experience in a wide variety of business and consumer applications involving different industries, from manufacturing and high-volume transnational payment processing applications to casino management and mobile gaming. He is a Microsoft Certified Professional Developer (MCPD) and writes a blog called .NET Tips And Tricks with emphasis in hard-to-find solutions to problems regarding development using the Microsoft technology stack.

And the Rest of the Team



Denzel Whitaker
Chief Creative Officer
Proud member of team Revohloo!

Steven Mizzi
SVP Rock Music Content
Proud member of team Revohloo!



Den Smetan
Front-end Developer
Proud member of team Revohloo!



Robbie DeBarros
Treasurer/Director
Treasure and Director of Revohloo, Inc. since inception, Robbie is a financial professional with over 30 years working in the financial and Banking Sector. She's currently working for Santander Bank, a well known financial institution as CTR Manager, Robbie has been work at the Bank Since July of 1999   Robbie owns the second largest residential property in Brockton, MA. and is trusted by all those who know her.

Sowmya Modekurty
Front-end Developer
Proud member of team Revohloo!

Offering Summary

Maximum 159,701* shares of common stock ($106,999.67)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 14926 shares of common stock ($9,999.75)

Company	Revohloo, Inc.
Corporate Address	5710 E. Tropicana Ave. #2046 Las Vegas NV 89122
Description of Business	Interactive Music Video Streaming Service
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.67
Minimum Investment Amount (per investor)	$100.50

Perks*

$100.50+ A Personal Monetized Verified Page on Revohloo.com

$5,000+ VIP Access on the set of a Professional Revohloo Shoot.

$50,000+ We'll Produce a Professional Revohloo for your Artist.

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Revohloo, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.67 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 100 shares for $67.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Revohloo to get notified of future updates!

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Imagine an app, which gives artists & rights holders the power to offer fans interactive music video entertainment.

An app that gives fans the power to create & share any 1 of 256 Versions of an artist's official music video! With a few clicks, fans can create a music video all their own. Revohloo creates engagement, entertainment and an Incredible of number opportunities for monetization for artists and rights holders!

The fact is, finding viable ways to earn revenue, within the new digital music industry is difficult!
So Revohloo has also created M.A.P.'s, or Monetized Artists Pages, with multiple roads artists can take to earn revenue!

Starting with 100% of standard music video ad-revenue and 50% of Revohloo ad-revenue. Artists also earn money by driving fan traffic to their page, plus with one click, artists can collect donations from loyal fans!

But the best part of all is there is zero cost So sign up NOW and don't just join the revolution Own the Revohloo'tion!

Denzel Video

How's it going everybody my name is Denzel Whitaker I'm a well known actor, director, producer, but I'm also chief creative officer over at Revohloo. What is Revohloo you may be asking right? Well sit tight and let me explain. Revohloo is this patent pending interactive music video technology that give new powers to recording artists and rights holders alike
It creates this new immersive experience for their fans to enjoy their content way after their debut and peak of their initial music video, and you want to know how, alright let me explain, let me set up a scenario for you.
Imagine your the fan right, you love the music video this artist put out, but man you know what if I could have done something different, well know you can!
Fans can now go to our website and they can choose from 1 of the four different sections that we have set up, with entirely new beginning, middle and end all using footage that was shot on the day of, and if the fans just want to try it out and you know maybe you're curious, well that can also hit the random button to, and create and upload one of the 256 variations of that NEW music video.
256 variations, 256 new ways to cut your music video! Sounds to good to be true right?Don't worry about it, let us deal with the headache, because we have the core technology.We figured out a way not only to give fans a new experience, but also bring an entirely new revenue stream to artists and rights holders alike.
Think about it this way, we've heard the demand, we've heard from different recording artistsSaying aww man we not seeing the revenue back from our music videos, you know we get these streams and we get these plays from these different channels but we're not seeing the

REVENUE!
Well guess what? Here at Revohloo you see those percentages instantly and with our proprietary AdDefender technology you get 100% fills for all advertising, 100% fills for advertising using our patent pending AdDender Technology.
We're all about the artists, we're all about the rights holders, we're all about the fans. Really we're just the good guys in the middle, we want to create an entirely new experience that breathes life into the music video industry.
Completely Revolutionizing, I mean we trying to be Revolutionary here. How many times can I tell you how exciting Revohloo is?
I hope you see it the same way I do, cause otherwise you're going to be missing out on something really really cool,

David Lyle at Revohloo Studios with Steve Mizzi

Steve – Steve mizzi here chief content officer at revohloo here were are Revohloo studio and I'm sitting her with black oxygens one and only lead singer lead guitar player and song writer David Lyle.
David - it's a pleasure to stop by and see you guys, you know definitely appreciate you guys taking interest in the new album so than you
Steve - Yeah thanks for stopping by tell everybody about the new album
David – the new album is something totally different, you know we went over the top for the fan for this album, and you know musically it evolved somewhat totally different the our first album American dream, you know we have 16 song to offer to everybody, you know cant wait t for everyone to stick it in from song number 1 to song number 16 take them on a musical ride., you know from what we build for them.
Steve – And the album is called beetling time?
David beetling time yes that is correct
Steve - The first album was really good I heard the track, tell us about the track that is out.
David – Living the life, we just released that first single of the album, we shot that video mostly in Hollywood California in different out here, a little bit in Kansas city, you know and um that video is getting a lot of great feedback, were really thankful and can't wait for everyone to check out the new album coming out on May 6th
Steve – When are you doing the tour?
David – we are doing the tour in support of the new album from May 28th to July 5th. Thank you guys so much for your constant support, and we can't wait for you to check out the new album be sure to pick it up May 6th in online stores Get your hard signed copy ay at black Oxygen music dot com. And we wi see you guys out on the road soon so thank you.
Steve – Thanks for coming b David.
David – Thank you I re3all really appreciate it
Steve – You are always welcome at Revohloo studios and don't forget to pick up Back Oxygen new album Beet in time on May 6th!

Mall G – Rapper talking about Revohloo

Revohloo icon on screen.

Mall G – Hey everybody what's good it's your boy MALL G from BOSTON, Ma fast cash Man we're really getting Mooga out here. I want everyone to log on to Revohloo dotcom and go check out the hottest wave on the Net right now, remember logon Revohloo Dotcom JIZZLE!

Revohloo - 256 X'S BETTER :)

Text on Screen – WE LOVE APPS :) We Have Apps for EVERYTHING! APPS MAKE... EVERYTHING 10 X'S BETTER! OUR APP MAKES MUSIC VIDEOS Revohloo 256 X's BETTER :) Revohloo 256 X's BETTER :) © 2018 Revohloo Inc. Powered By Patent Pending Technology

Revohloo Fan feed back

Zack – Hello world I'm Zack, here in the entertainment capital of the world you know how we rock, I hit the street and find the peeps and give them a sneak peak of the at the future of video entertainment, can you please tell the viewers your name?

Kayla – Kayla

Zack – Okay Kayla where you from?

Kayla – California originally but I live ion Vegas now.

Zack – alright shout out to Cali, alright you had a chance to get a sneak peek at the future of video entertainment has me or any of the Producers paid you or told you what to say!

Kayla – NOOOO

Zack – Alright awesome, so if you can in your own words tell us in your own words what you think about revohloos interactive multiple version music video applications

Kayla – Okay, I think it's super awesome because usually when you watch video its like the same thing over and over, but like with this app you can mix it up and like with a different one every time I think that is really cool.

Zack – alright so how would you compare our version of music video internment to say like youtube or vivo

Kayla – Hmmm this one is more fun and interactive I guess I don't know.

Zack – Alright who is your favorite artist right now?

Kayla – Rhianna

Zack – Rhianna, would you like to see Rhianna create Revohloos?

Kayla – Yeah!!!

Zack – And do you think Creating Revohloos is a good way for independent artists or band or groups to get their music out there to fans?

Kayla – Yeah for sure I think so!

Zack – alright so from a scale from 1 to 10 ten being mind-blowingly awesome, how would you rate the revohloo App.

Kayla – A 10.

Zack – A 10 so it's like BOOM!

Kayla – JOIN THE REVOLUTION!

Zack - interviewing Adam

Zack - Hello world I'm Zack, here in the entertainment capital of the world you know how we rock, I hit the street and find the peeps and give them a sneak peak of the at the future of video entertainment, can you please tell the viewers your name?

Adam – Adam

Zack – Alright Adam where are you from?

Adam – Las Vegas

Zack – alright man we love locals, alright shout out to Cali, alright you had a chance to get a sneak peek at the future of video entertainment has me or any of the Producers paid you or told you what to say!

Adam – The dopiest, dopest, dopest, dopest thing I've ever seen!

Zack – Alright Awesome alright so how would you compare our version of music video internment to say like YouTube or vivo

Adam – more interactive

Zack – more interactive

Adam – Yeah more interactive sparingly I could go on and on but I'm not.

Zack - so who is your favorite artist right Now

Adam – right now I would sa Mumford and sons

Zack – Would you like to see them do a revohloo"

Adam – Of course who wouldn't!

Zack - And do you think Creating Revohloos is a good way for independent artists or band or groups to get their music out there to fans?

Adam – Of course any engine or tool like that would help them out

Zack – would you pay a nominal fee?

Adam – depends

Zack – do you want to know much that fee is?

Adam Free I don't know!

Zack - $2.50

Adam – 2.50 to be a part of the membership?

Zack – YES!

Adam – that's not BAD AT ALL!

Zack – Alright thanks for your time Adam!

Zack interviewing lance and john

Zack - Hello world I'm Zack, here in the entertainment capital of the world you know how we rock, I hit the street and find the peeps and give them a sneak peak of the at the future of video entertainment, can you please tell the viewers your name?

Lance – I'm lance.

John – and I'm John

Zack - alright lance and john you had a chance to get a sneak peek at the future of video entertainment has me or any of the Producers paid you or told you what to say!

Lance – Not at all told me nothing and paid me nothing!

John – NO

Zack – Alright awesome, so if you can tell the world in your own words in your own words tell us in your own words what you think about revohloos interactive multiple version music video applications.

Lance – I think it's great Idea I can see it definitely working out, and it will revolutionize the way we currently watch music videos.

John – I definitely like it, it will mix up how we make music videos instead of just spending so much time making only one and then some people think it's great or not. So now we can get to see multiple versions of one and then mix and match on how we want to see then!

Zack - So how would you compare our version of music video internment to say like YouTube or vivo!

John – I would definitely say it is superior to both YouTube and vivo

Lance - – I would definitely think so , to be able to choose what we would want to watch, instead of just one thing only it will definitely make the experience better as a video.

Zack – interviewing Poetic stud

Zack - Hello world I'm Zack, here in the entertainment capital of the world you know how we rock, I hit the street and find the peeps and give them a sneak peak of the at the future of video entertainment, can you please tell the viewers your name?

Poetic stud - Poetic stud

Zack – Alright Poetic stud you had a chance to get a sneak peek at the future of video entertainment has me or any of the Producers paid you or told you what to say!

Poetic stud – No cash I aint been paid for nothing, it's a pleasure you guys came up to me and presented your material to me. I like it I didn't get paid for anything just a little of my time that is all.

Zack - Alright awesome, so if you can tell the world in your own words in your own words please what think about revohloos.

Poetic stud – I think it's the future video an you know I think everyone should check it, you know it is something to work with.

Zack - So how would you compare our version of music video internment to say like YouTube or vivo!

Poetic stud – I say you all shut them down.

Zack – On a scale of 1 to 10 how rate the revohloo application 10 being the High-test?

Poetic stud – 10 – 10 PLUS

Zack – So it's like POW!

Poetic stud – Yeah out there it's the future of video, yeah entertainment yeah, shut BET down to no disrespect BET.

Zack who is your favorite artist right NOW?

Poetic Stud – I would say Drake

Zack – okay I like Drake, would you like to see Drake make a revohloo?

Poetic stud – Yeah that would be phenomenal. He's got good material good vibe yeah that would be nice.

Zack - And do you think Creating Revohloos is a good way for independent artists or band or groups to get their music out there to fans?

Poetic Stud – I believe it good for ANYBODY, TO NETWORK AND GET THERE MUSIC OUT THER TO EVERYBODY.

Zack – And would you pay a nominal fee?

Poetic stud – Would I pay, oh yeah I would pay most definitely!

Zack- Thank you for your time!

Poetic Stud – join the revolution this is what it is JOIN!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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